

May 12, 2025

Mary E. Kipp
President and Chief Executive Officer
Puget Energy, Inc.
355 110th Ave NE
Bellevue, WA 98004

>  **Re: Puget Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 7, 2025**
> **File No. 333-287026**

Dear Mary E. Kipp:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Andrew Bor